TC 3/11

03013538

BD 3/5

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UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
MAR 0 3 2003
WASH. D.C. SECTION

SEC FILE NUMBER
8- 49951

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MDB Capital Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Wilshire Blvd., Suite 1020
(No. and Street)

Santa Monica	California	90402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee, CPA
(Name — *if individual, state last, first, middle name*)

5535 Balboa Blvd., Suite 200,	Encino	California	91316
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

DP 3/20

OATH OR AFFIRMATION

I, Dyana Marlett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MDB Capital Group, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

- None -

Dyana Marlett
Signature

COO
Title

Julie A. Dad
Notary Public

JULIE A. DAD
COMM. # 1310096
NOTARY PUBLIC • CALIFORNIA
LOS ANGELES COUNTY
Comm. Exp. JUNE 22, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MDB CAPITAL GROUP, LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2002

MDB CAPITAL GROUP, LLC

Table Of Contents

		PAGE
SEC Form X-17A-5		1
Independent Auditor's Report		2
Statement of Financial Condition		3
Statement of Income		4
Statement of Changes in Members' Capital		5
Statement of Cash Flows		6
Notes to Financial Statements		7 - 8
Supplementary Information		
Schedule I	Statement of Net Capital	9
Schedule II	Determination of Reserve Requirements	10
Schedule III	Information Relating to Possession or Control	10
Independent Auditor's Report on Internal Control Structure required by SEC Rule 17a-5		11 - 12

DAVE BANERJEE
Certified Public Accountant
5535 Balboa Boulevard, Suite 200, Encino, CA 91316-1516 • (818) 382-7720 • FAX (818) 382-7722 • E-mail: banerji@aol.com

INDEPENDENT AUDITOR'S REPORT

Board of Members,
MDB Capital Group, LLC
Santa Monica, California

I have audited the accompanying statement of financial condition of MDB Capital Group, LLC as of December 31, 2002 and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of MDB Capital Group, LLC as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee
Certified Public Accountant
Encino, California
February 25, 2003

MDB CAPITAL GROUP, LLC

Statements of Financial Condition
December 31, 2002

ASSETS

Cash and cash equivalents	$282,076
Accounts receivable	121,318
Investments	1,762,647
Fixed assets	
net of accumulated depreciation of $231,831	368,646
Prepaid and other assets	54,396
Total assets	$2,589,083

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$35,574
Accrued salaries and payroll taxes	117,877
Securities sold not yet purchased	1,049,669
Total liabilities	1,203,120
MEMBERS' EQUITY:	
Members' equity	1,385,963
Total liabilities and members' equity	$2,589,083

The accompanying notes are an integral part of these financial statements.

MDB CAPITAL GROUP, LLC

Statement of Income
For the year ended December 31, 2002

REVENUES:	
Commissions and service fees	$2,659,025
Trading	1,498,624
Other fee income	1,271
Total income	4,158,920
EXPENSES	
Legal and professional	158,179
Communication	43,480
Administrative	1,347,344
Occupancy	190,620
Operations	2,484,764
Total expenses	4,224,387
LOSS BEFORE INCOME TAXES	(65,467)
INCOME TAX PROVISION (Note 2)	
State taxes	800
State LLC fees	6,000
Total income tax provision	6,800
NET LOSS	($72,267)

The accompanying notes are an integral part of these financial statements.

MDB CAPITAL GROUP, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2002

	Members' Equity	Loss	Total Members' Equity
Beginning Balance January 1, 2002	$1,458,230		$1,458,230
Net Income (Loss)		(72,267)	(72,267)
Endity Balance December 31, 2002	$1,458,230	($72,267)	$1,385,963

The accompanying notes are an integral part of these financial statements.

MDB CAPITAL GROUP, LLC

Statement of Cash Flows
For the year ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	($72,267)
Adjustment to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	56,939
(Increase) decrease in:	
Accounts receivable	11,349
Investments	(1,762,648)
Loan	34,313
Prepaid expenses and other assets	53,738
Increase (decrease) in:	
Accounts payable and accrued expenses	(37,603)
Accrued salaries and payroll taxes	111,155
Securities sold not yet purchased	408,328
Total adjustments	(1,124,429)
Net cash used by operations	(1,196,696)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(8,228)
Net cash used in investing activities	(8,228)
DECREASE IN CASH	(1,204,924)
Cash - beginning of period	1,487,000
Cash - end of period	$282,076

Supplemental disclosure of cash flow information

Cash paid during the year for

Interest	$0
Income taxes and state LLC fee	$6,800

The accompanying notes are an integral part of these financial statements.

MDB CAPITAL GROUP, LLC

Notes to Financial Statements
December 31, 2002

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and general matters:

MDB Capital Group, LLC (the "Company") was formed in California in 1996 and is approved as a securities broker dealer by the Securities and Exchange Commission, the National Association of Securities Dealers and the State of California.

The firm is a limited liability company whose managing members are Messers. Christopher A. Marlett, Dyana Williams Marlett, James D. Bowyer and Anthony D. Di Giandomenico.

The firm operates on a fully disclosed basis with another member firm, Correspondent Clearing Corporation, a NYSE member firm located in New Jersey.

Revenue recognition:

Securities transactions are recorded on a settlement date basis with related commission income and expense also recorded on a settlement date basis.

Marketable securities:

Securities owned are valued at market value. The resulting differences between cost and market is included in income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property, equipment and premises:

The company depreciates its assets over a useful life of five, seven, or thirty-nine and a half years, with organization costs amortized over five years.

		Depreciable Life (in years)
Furniture and fixture at cost	290,624	7
Less: accumulated depreciation	(191,032)	
	$ 99,592	
Computer & equipment	37,854	5
Less: accumulated depreciation	(20,171)	
	$ 17,683	
Leasehold improvements	271,999	39.5
Less: accumulated depreciation	(20,628)	
	$ 251,371	

Depreciation and amortization expense for the year ended December 31, 2002 was $56,939.

MDB CAPITAL GROUP, LLC

Notes to Financial Statements
December 31, 2002

Concentrations of Credit Risk:

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The firm operates in the state of California from which it derives its revenue.

Leases:

The Company committed to an office lease for approximately 4,428 square feet of office space in April of 1999. Under the lease agreement there is a fixed monthly payment of $13,726.80 for nine years. The fixed rent will increase annually by 3% on the 13th month of the Term.

Total Lease Obligation	Year	Amount
	2003	180,446
	2004	185,859
	2005	191,435
	2006	197,118
	2007	202,433
	2008	209,186
	2009	197,014

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2002.

Note 2: INCOME TAXES

The Company was formed as a limited liability company and has elected to be treated as a partnership for Federal Tax purposes, which provides that in lieu of corporate taxes, the members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a minimum franchise tax of $800 per year. The State of California also imposes a graduated franchise fee for total gross revenue per year of $1,000,000 to $5,000,000 or less. This fee calculated to be $6,000 for the Company and is included in state taxes.

Note 3: NET CAPITAL REQUIREMENTS

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2002 the company had a net capital of $590,196 which is $490,196 in excess of the minimum of $100,000 required and its ratio of aggregate indebtedness to net capital was 0.26 which is less than the 15 to 1 maximum ratio of a broker dealer.

MDB CAPITAL GROUP, LLC

Statement of Net Capital
Schedule I
December 31, 2002

	Focus 12/31/02	Audit 12/31/02	Change
Members' equity, December 31, 2002	$1,475,558	$1,385,963	$89,595
Subtract - Non allowable assets:			
Fixed assets	421,584	368,646	52,938
Other assets	294,849	296,449	(1,600)
Tentative net capital	759,125	720,868	38,257
Haircuts:	(130,672)	(130,672)	
NET CAPITAL	$628,453	$590,196	38,257
Minimum net capital	(100,000)	(100,000)	
Excess net capital	$528,453	$490,196	$38,257
Aggregate indebtedness	119,195	153,451	(34,256)
Ratio of aggregate indebtedness to net capital	19%	26%	

The differences were caused by audit adjusting entries of depreciation and accruals

The accompanying notes are an integral part of these financial statements.

MDB CAPITAL GROUP, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2002

The Company is exempt from the Reserve Requirement of Rule 15c3-3

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2002

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements.

The accompanying notes are an integral part of these financial statements.

DAVE BANERJEE
Certified Public Accountant

5535 Balboa Boulevard, Suite 200, Encino, CA 91316-1516 • (818) 382-7720 • FAX (818) 382-7722 • E-mail: banerji@aol.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Members,
MDB Capital Group, LLC
Santa Monica, California

In planning and performing my audit of the financial statements of MDB Capital Group, LLC for the year ended December 31, 2002, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of compliance with such practices and procedures followed by MDB Capital Group, LLC including test of compliance with such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Board of Members,
MDB Capital Group, LLC
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, that I consider to be material weakness as defined above. In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (B) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee
Certified Public Accountant
Encino, California
February 25, 2003